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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

 TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

 Ordinary Shares, nominal value TRY 0.001 per share

(Title of Class of Securities)

 900111204

(CUSIP Number)

 Vladimir Lechtman
Jones Day
51 Louisiana Avenue, NW
Washington, DC 20001

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 November 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 900111204	SCHEDULE 13D	Page 2 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cukurova Telecom Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☑

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

	7.	Sole Voting Power 945,992,544.110 ordinary shares
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 945,992,544.110 ordinary shares

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,992,544.110 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 51.0% of ordinary shares

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 900111204	SCHEDULE 13D	Page 3 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Telecom Turkey Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☑

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		945,992,544.110 ordinary shares
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		945,992,544.110 ordinary shares
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,992,544.110 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 51.0% of ordinary shares

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 900111204	SCHEDULE 13D	Page 4 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Finance Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    ☑

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		945,992,544.110 ordinary shares
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		945,992,544.110 ordinary shares
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,992,544.110 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 51.0% of ordinary shares

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 900111204	SCHEDULE 13D	Page 5 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CTF Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☑

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Gibraltar

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 945,992,544.110 ordinary shares

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 945,992,544.110 ordinary shares

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,992,544.110 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 51.0% of ordinary shares

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 900111204	SCHEDULE 13D	Page 6 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crown Finance Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☑

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liechtenstein

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		945,992,544.110 ordinary shares
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		945,992,544.110 ordinary shares
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,992,544.110 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 51.0% of ordinary shares

14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D	Page 7 of 20
Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to ordinary shares, YTL 0.001 par value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 153, Tepebasi, Istanbul, Turkey.
Item 2. Identity and Background
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Cukurova Telecom Holdings Limited;
(ii)	Alfa Telecom Turkey Limited;
(iii)	Alfa Finance Holdings S.A.;
(iv)	CTF Holdings Limited; and
(v)	Crown Finance Foundation.
The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit C hereto.
The Reporting Persons
Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”) is a British Virgin Islands company, with its principal address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The principal business of Cukurova Telecom Holdings is to function as a holding company. Cukurova Telecom Holdings is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”) and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Cukurova Telecom Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1660. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of Alfa Telecom Turkey, and in such capacity, may be deemed to be the

SCHEDULE 13D	Page 8 of 20
beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons other than Cukurova Telecom Holdings. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

SCHEDULE 13D	Page 9 of 20
Pursuant to the Subscription Agreement (as defined in Item 6), Alfa Telecom Turkey subscribed for a Convertible Bond (as defined in Item 6) and Special Share (as defined in Item 6) from Cukurova Telecom Holdings for an aggregate purchase price of $1,593,000,000 (the “Alfa Subscription Price”), which was obtained from the working capital of Alfa Finance. On November 25, 2005, the Convertible Bond was issued and immediately converted by Alfa Telecom Turkey into 49 shares in Cukurova Telecom Holdings, representing 49% of the issued and outstanding share capital of Cukurova Telecom Holdings, and in connection with such conversion the one Special Share was cancelled.
Cukurova Telecom Holdings utilized the Alfa Subscription Price, plus $1,706,925,000 (the “Cukurova Subscription Price”) which it received from Cukurova Finance International Limited (“Cukurova Finance International”) (which Cukurova Subscription Price was paid by Cukurova Finance International to subscribe for 49 additional shares in Cukurova Telecom Holdings, which, when added to the two shares in Cukurova Telecom Holdings previously held by Cukurova Finance International, represents 51% of the issued and outstanding share capital of Cukurova Telecom Holdings) to acquire as part of a series of transactions 241,428,327 shares in Turkcell Holding, representing 52.91% of the issued and outstanding share capital of Turkcell Holding, from Cukurova Holding A.S. (“Cukurova Holding”) and various of its affiliates.
Item 4. Purpose of Transaction
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.
Cukurova Telecom Holdings has acquired shares of Turkcell Holding, which directly holds the Shares, for investment purposes. Alfa Telecom Turkey has acquired shares of Cukurova Telecom Holdings for investment purposes and to participate on the boards of directors of Turkcell Holding and the Issuer, in each case as more fully described below and in the documents described in Item 6 and attached as Exhibits hereto.
Pursuant to the terms of the Subscription Agreement, the Cukurova Parties (as defined in Item 6) have an obligation to take all steps necessary to ensure that two persons nominated by Alfa Telecom Turkey are placed on the board of directors of Turkcell Holding, two persons nominated by Alfa Telecom Turkey are placed on the board of directors of the Issuer, and a further person nominated jointly by Alfa Telecom Turkey and the Cukurova Parties is placed on the board of directors of the Issuer. The persons nominated by Alfa Telecom Turkey for these board positions are or may be affiliated with Alfa Telecom Turkey. Alfa Telecom Turkey has nominated Leonid Reznikovich and Oleg Malis to be placed on the boards of directors of Turkcell Holding and the Issuer. Messrs. Reznikovich and Malis are employees of Alfa Telecom, a company affiliated with Alfa Telecom Turkey through common indirect majority ownership. As of the date of this Statement, Messrs. Reznikovich and Malis have not yet been elected to the boards of directors of Turkcell Holding or the Issuer. As of the date of this Statement, the further person to be nominated jointly by Alfa Telecom Turkey and the Cukurova Parties has not been selected and has not been placed on the board of directors of the Issuer. As directors of Turkcell Holding and the Issuer, these directors may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, as a result of their beneficial ownership positions, the

SCHEDULE 13D	Page 10 of 20
Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments. As part of their effort to maximize the value of their direct and indirect investments in various telecommunication companies, including the Issuer, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things:
(i) the possible direct or indirect acquisition of additional securities of the Issuer;
(ii) the possible disposition of any securities of the Issuer owned directly or indirectly by them;
(iii) possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries, including with other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or
(iv) the possible acquisition by the Issuer or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or operations by the Issuer or its subsidiaries.
The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.
Item 5. Interest in Securities of the Issuer
(a) (i) As described in Item 6, which is incorporated by reference into this Item 5, Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and each of the Reporting Persons other than Cukurova Telecom Holdings may be deemed the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined in Item 6).
To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than noted in Annex A hereto, none of the persons named in Item 2 beneficially owns any Shares.

SCHEDULE 13D	Page 11 of 20
          (ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International have entered into a Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as described in Item 6 hereof, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, the Reporting Persons may be deemed to be part of a group with Cukurova Finance International within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its 100% owner Cukurova Holding, or any of their affiliates, for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge, as of November 25, 2005, the Cukurova Parties, may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 250,415,403.684 Shares (representing 13.50% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies, other than those Shares held by Turkcell Holding. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their affiliated companies (other than Turkcell Holding).
(b) As described in Item 6, which is incorporated by reference into this Item 5, Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding.
Further, each of the Reporting Persons other than Cukurova Telecom Holdings may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. The Reporting Persons other than Cukurova Telecom Holdings share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement (as defined in Item 6). The Reporting Persons do not know, or have reason to know, the information required by Item 2 with respect to Cukurova Finance International, its 100% owner Cukurova Holding, or any of their affiliates that may be deemed to share such power with the Reporting Persons. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by Item 2.
To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.

SCHEDULE 13D	Page 12 of 20
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a recent review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On June 1, 2005, Alfa Telecom Turkey, Cukurova Finance International, and Cukurova Holding (together with Cukurova Finance International, the “Cukurova Parties”) entered into a subscription agreement (the “Subscription Agreement”). A copy of the Subscription Agreement is attached hereto as Exhibit D and is incorporated herein by reference.
Pursuant to the terms of the Subscription Agreement, (i) Cukurova Holding was obligated to consolidate its and its affiliates’ interests and holdings in Turkcell Holding (except for three shares which remained with Cukurova Holding and two affiliates to meet certain Turkish corporate law requirements), which amounted to 241,428,327 shares in Turkcell Holding, representing 52.91% of the issued and outstanding shares of Turkcell Holding (which amount included 150,057,158 shares held directly by Cukurova Holding and various of its affiliates immediately prior to closing of the transactions, representing 32.89% of the issued and outstanding shares of Turkcell Holding, and 91,371,168 shares over which Cukurova Holding had an option to purchase from Yapi ve Kredi Bankasi A.S., representing 20.02% of the shares in Turkcell Holding), into Cukurova Telecom Holdings, (ii) Cukurova Finance International was to subscribe for 49 shares in Cukurova Telecom Holdings for an amount that, when combined with the Alfa Subscription Price would be sufficient to accomplish such consolidation, and which 49 shares would, following the conversion of the Convertible Bond (as described below), represent 51% of the issued and outstanding share capital of Cukurova Telecom Holdings, and (iii) Alfa Telecom Turkey would subscribe for a convertible bond (the “Convertible Bond”) and one share (the “Special Share”), both issued by Cukurova Telecom Holdings, in return for the payment by Alfa Telecom Turkey to Cukurova Telecom Holdings of aggregate consideration equal to the Alfa Subscription Price. The Convertible Bond would be convertible into 49 shares of Cukurova Telecom Holdings, which following such conversion would represent 49% of the issued and outstanding share capital of Cukurova Telecom Holdings. Upon conversion of the Convertible Bond, the Special Share would be cancelled by Cukurova Telecom Holdings. Turkcell Holding held at the time of the execution of the Subscription Agreement, and still holds, 945,992,544.110 shares of the Issuer, representing 51.0% of the issued and outstanding share capital of the Issuer.
Consummation of the transactions was subject to a number of contingencies over which Alfa Telecom Turkey had no control. On November 25, 2005, the final conditions precedent contained in the Subscription Agreement were satisfied and the transactions contemplated by the Subscription Agreement, and described above, were completed, resulting in Cukurova Telecom Holdings owning 241,428,327 shares in Turkcell Holding, representing 52.91% of

SCHEDULE 13D	Page 13 of 20
the issued and outstanding share capital of Turkcell Holding and Alfa Telecom Turkey owning 49 shares in Cukurova Telecom Holdings, representing 49% of the issued and outstanding share capital of Cukurova Telecom Holdings.
The Subscription Agreement also provides that the Cukurova Parties have an obligation to take all steps necessary to ensure that two persons nominated by Alfa Telecom Turkey are placed on the board of directors of Turkcell Holding, two persons nominated by Alfa Telecom Turkey are placed on the board of directors of the Issuer, and a further person nominated jointly by Alfa Telecom Turkey and the Cukurova Parties is placed on the board of directors of the Issuer.
On September 20, 2005, Alfa Telecom Turkey, Cukurova Finance International, and Cukurova Telecom Holdings entered into a shareholders agreement relating to Alfa Telecom Turkey’s and Cukurova Finance International’s interests as shareholders in Cukurova Telecom Holdings (the “Shareholders Agreement”). The Shareholders Agreement was contemplated by the terms of the Subscription Agreement and was to be executed at the completion of the transactions contemplated by the Subscription Agreement. However, in response to the requirement of the Turkish Capital Markets Board, Alfa Telecom Turkey, Cukurova Finance International, and Cukurova Telecom Holdings executed the Shareholders Agreement on September 20, 2005, notwithstanding that the transactions contemplated the Subscription Agreement had not been completed and, as a result thereof, that at that time Alfa Telecom Turkey held no interest in Cukurova Telecom Holdings and Cukurova Telecom Holdings held no interest in Turkcell Holding. A copy of the Shareholders Agreement is attached hereto as Exhibit E and is incorporated herein by reference.
The foregoing descriptions of the Subscription Agreement and the Shareholders Agreement do not purport to be complete and are qualified in their entirety by the terms of such agreements, which are incorporated herein by reference.
Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 14 of 20
Signature
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

CUKUROVA TELECOM HOLDINGS LIMITED

December 5, 2005
Date

/s/ Oleg Malis
Signature

Oleg Malis, Director
Name/Title

ALFA TELECOM TURKEY LIMITED

December 5, 2005
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

December 5, 2005
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Attorney
Name/Title

SCHEDULE 13D	Page 15 of 20

CTF HOLDINGS LIMITED

December 5, 2005
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

December 5, 2005
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney
Name/Title

SCHEDULE 13D	Page 16 of 20
ANNEX A
Directors and Officers of Cukurova Telecom Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Leonid Reznikovich	Chief Executive Officer —	21 Novy Arbat Street
Director	Alfa Telecom	119019 Moscow, Russia
(Russia)

Oleg Malis	Senior Vice President, Asset	21 Novy Arbat Street
Director	Management — Alfa Telecom	119019 Moscow Russia
(Russia)

Mehmet Emin Karamehmet	Chairman of Cukurova	Buyukdere Cad.
Director	Holding A.S.	Yapi Kredi Plaza A Blok
(Turkey)		K:15 34330
Levent, Istanbul, Turkey

Osman Berkmen	Member of the Board of	Buyukdere Cad.
Director	Directors of BMC Sanayi ve	Yapi Kredi Plaza A Blok
(Turkey)	Ticaret A.S.	K:15 34330
Levent, Istanbul, Turkey

Hikmet Yasemin Cetinalp	Auditor of Cukurova	Buyukdere Cad.
Director	Holding A.S.	Yapi Kredi Plaza A Blok
(Turkey)		K:15 34330
Levent, Istanbul, Turkey
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Nazarian	Director of Headquarters —	22 Grand Rue, 2nd Floor
Director	Alfa Finance Holdings S.A.	L-1660
(Russia)		Luxembourg

SCHEDULE 13D	Page 17 of 20
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078
Director		Moscow, Russia
(Russia)

Mikhail Fridman	Chairman of the Board of Directors	9 Mashy Poryvaevoy Street, 107078
Director	of OJSC Alfa Bank	Moscow, Russia
(Russia)

David Gould	Deputy Director of Corporate	3 Smolenskaya Square, 121099
Director	Development, Finance and Control	Moscow, Russia
(United States)	for CTF Holdings Limited

Ildar Karimov	Deputy Chairman of the Executive	11 Mashy Poryvaevoy Street
Director	Board of Directors of OJSC Alfa	107078 Moscow
(Russia)	Bank	Russia

Alexander Knaster	Chief Executive Officer — Pamplona	25 Park Lane
Director	Capital Management.	London W1K 1RA, U.K.
(United States)

Andrey Kosogov	Member of the Board of Directors	12 Acad. Sakharov Prospect
Director	of Alfa Finance Holdings S.A.	Moscow 107078
(Russia)		Russia

Alexey Kuzmichev	Chairman of the Board of	21 Novy Arbat Street
Director	Directors, Alfa Eco Group	GSP-2 119992 Moscow
(Russia)		Russia

Pavel Nazarian	Director of Headquarters of Alfa	22 Grand Rue, 2nd Floor Luxembourg,
Officer — Director of Headquarters	Finance Holdings S.A.	L-1660
(Russia)

Aleksandr Tolchinsky	Member of the Board of Directors -	12 Acad. Sakharov Prospect
Director	Alfa Finance Holdings S.A.	Moscow 107078
(United States)		Russia

SCHEDULE 13D	Page 18 of 20
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Alla Kudryavtseva	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Director
(Russia)

Franz Wolf	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Director
(Germany)
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow	Financial Advisor	Talacker 35, 8001 Zurich Switzerland
Director
(Switzerland)

Dr. Norbert Seeger	Attorney, ArComm Trust Company	Am Schragen Weg 14, P.O. Box 1618,
Director		FL-9490 Vaduz, Liechtenstein
(Liechtenstein)

Dr. Christian Zangerle	Attorney, Law Office of Dr.	Am Schragen Weg 14, P.O. Box 1618,
Director	Norbert Seeger	FL-9490 Vaduz, Liechtenstein
(Austria)

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078
Director		Moscow, Russia
(Russia)

Alexander Fain	Chief Executive Officer, LLC Alfa	21 Novy Arbat Street, 121019
Director	Eco	Moscow, Russia
(Russia)

Mikhail Fridman	Chairman of the Board of	9 Mashy Poryvaevoy Street, 107078
Director	Directors, OJSC Alfa Bank	Moscow, Russia
(Russia)

SCHEDULE 13D	Page 19 of 20

Mikhail Gamzin	Director General, OAO Russian	3rd Golutvinsky Pereulok, 10
Director	Technologies	Building 6, 109180 Moscow, Russia
(Russia)

German Khan	Executive Director, TNK-BP	1, Arbat Street
Director	Management	Moscow 119019
(Russia)		Russia

Alexander Kosiyanenko	Chief Executive Officer, JSC	14817 Moscow Region, District of
Director	Perekriostok	Mytischy, Paveltsevo Village, Russia
(Russia)

Alexey Kuzmichev	Chairman of the Board of	21 Novy Arbat Street
Director	Directors, Alfa Eco Group	GSP-2 119992 Moscow
(Russia)		Russia

Nigel John Robinson	Director of Corporate Development,	6 Sechenovskiy Pereulok, Building
Director	Finance and Control, Alfa Group	#3, Floor #3, 119034, Moscow, Russia
(United Kingdom)

Alexei Reznikovich	Chief Executive Officer — Alfa	21 Novy Arbat Street
Director	Telecom	119019 Moscow, Russia
(Russia)

Alexander Savin	Chief Executive Officer,	12 Krasnopresenskaya Nab.
Director	A1 Group	World Trade Center 2
(Russia)		Entrance 7
123610 Moscow Russia
Beneficial Ownership of Persons Named in this Annex A:
Mehmet Emin Karamehmet, a director of Cukurova Telecom Holdings may be deemed to be the beneficial owner of 250,415,403.684 Shares held by Cukurova Holding and various of its affiliates by virtue of his control over Cukurova Holding and such affiliates.

SCHEDULE 13D	Page 20 of 20
EXHIBIT INDEX
Exhibit A - A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation.
Exhibit B - A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Statement on behalf of Alfa Finance Holdings S.A.
Exhibit C - Joint Filing Agreement, dated as of December 5, 2005, by and among Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation.
Exhibit D - Subscription Agreement, dated June 1, 2005, by and among Alfa Telecom Turkey Limited, Cukurova Holding A.S., and Cukurova Finance International Limited.
Exhibit E - Shareholders Agreement, dated September 20, 2005, by and among Alfa Telecom Turkey Limited, Cukurova Finance International Limited, and Cukurova Telecom Holdings Limited.